Filed Pursuant to Rule 424(b)(3)
Registration No. 333-200617

NORTHSTAR/RXR NEW YORK METRO REAL ESTATE, INC.
SUPPLEMENT NO. 10 DATED JANUARY 19, 2018
TO THE PROSPECTUS DATED APRIL 28, 2017

This Supplement No. 10 supplements, and should be read in conjunction with, our prospectus dated April 28, 2017, as supplemented by Supplement No. 9 dated December 15, 2017, Supplement No. 8 dated November 13, 2017 and Supplement No. 7 dated October 17, 2017. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 10 is to disclose:

•the status of our initial public offering; and

•the resignation of an officer.

Status of Our Initial Public Offering

We commenced our initial public offering of $2.0 billion in shares of common stock on February 9, 2015, of which up to $1.8 billion in Class A, Class T and Class I shares are being offered pursuant to our primary offering and up to $200 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of January 17, 2018, we received and accepted subscriptions in our offering for 4.1 million shares, or $39.5 million, comprised of 1.8 million Class A shares, or $18.3 million, 2.0 million Class T shares, or $20.0 million, and 0.1 million Class I shares, or $1.2 million, including 0.2 million Class A shares, or $1.5 million, sold to an affiliate of Colony NorthStar, Inc. and 55,744 Class A shares, or $0.5 million, sold to an affiliate of RXR Realty LLC. As of January 17, 2018, approximately $2.0 billion in shares remained available for sale pursuant to our offering.

In November 2016, our board of directors, or our board, extended the term of our primary offering by an additional year. Our primary offering is expected to terminate on February 9, 2018, unless extended by our board as permitted under applicable law and regulations.

Resignation of Officer
On January 12, 2018, Brett S. Klein, our Chief Operating Officer, delivered a Notice of Resignation to us, resigning as our Chief Operating Officer effective as of January 12, 2018. In addition, concurrently therewith, Mr. Klein tendered his resignation from Colony NorthStar, Inc., our co-sponsor, and its affiliates. The decision by Mr. Klein was not a result of any disagreement with us on any matter relating to our operations, polices or practices.